UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number: 001-15775

(Check one):

☐ Form 10-KSB	☐ Form 20-F	☐ Form 11-K	☒ Form 10-QSB	☐ Form N-SAR	☐ Form N-CSR

For the Period Ended: March 31, 2005

☐ Transition Report on Form 10-K and Form 10-KSB

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q and Form 10-QSB

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Full name of registrant:                                       Global ePoint, Inc.

Former name if applicable:                                                  N/A

Address of principal executive office (street and number):         339 South Cheryl Lane

City, State and Zip Code:                         City of Industry, California 91789

PART II — RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Forms 10-K, 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period:

Global ePoint, Inc. was unable to file its Quarterly Report on Form 10-QSB for the quarter ended March 31, 2005 due to delays in completing the testing and analysis procedures prerequisite to the completion of its quarterly financial statements.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Toresa Lou	(909) 869-1688
(Name)	(Area Code) (Telephone number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report (s) been filed? If the answer is no, identify report(s):

Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

We expect to report net sales of approximately $5.4 million for the quarter ended March 31, 2005, compared to net sales of approximately $4.4 million in the first quarter of 2004. Our total operating expenses increased to approximately $2.8 million in the first quarter of 2005 compared to total operating expenses of approximately $1.6 million in the first quarter of 2004. The increase in operating expenses is primarily due to the expansion of our sales force, higher payroll costs, and increased legal, accounting, public relations and compliance costs subsequent to the first quarter of 2004 due to the acquisition of our Perpetual digital division and our AirWorks flight support business in April 2004. As a result, we expect to report a loss from operations of approximately $1.6 million for the first quarter of 2005. In addition, we recorded a non-cash preferred stock dividend of $492,000 in the first quarter of 2005, relating to the beneficial conversion of a portion of our Series A preferred stock. The foregoing financial information is subject to completion of our financial statements to be included in our Quarterly Report on Form 10-QSB.

SIGNATURES

GLOBAL EPOINT, INC.

(NAME OF REGISTRANT AS SPECIFIED IN CHARTER)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 17, 2005	By:	/s/ Toresa Lou
Toresa Lou Its: Chief Executive Officer